Exhibit 12
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Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends


                                                                                                                           Quarter
                                                                                                                            Ended
(in thousands)                                                                    Year Ended September 30,               December 31
                                                                 ------------------------------------------------------- -----------
                                                                      2001        2002      2003      2004        2005       2005
                                                                 ------------------------------------------------------- -----------
Fixed Charges Computation
     Interest expensed and capitalized                             $    145   $    417   $ 12,060   $ 13,857   $ 49,043    $  9,372
     Amortized premiums, discounts, and capitalized
       expenses related to indebtedness                                  79        136      3,857      6,031     10,634         630
     Reasonable approximation of interest within rental expense          20         72      1,139      1,462      2,433         718
                                                                 ------------------------------------------------------- -----------
Total Fixed Charges                                                     244        625     17,056     21,350     62,110      10,720

Preferred equity dividends                                              113          -          -          -          -           -
                                                                 ------------------------------------------------------- -----------
Total Fixed Charges and Preferred Equity Dividends                 $    357   $    625   $ 17,056   $ 21,350   $ 62,110    $ 10,720
                                                                 ======================================================= ===========


Earnings Computation
Pre-tax income from continuing operations before
  adjustment for minority interests in consolidated
  subsidiaries or income or loss from equity investees             $ 14,468   $ 40,236   $ 60,081   $105,107   $163,808    $ 38,246
Plus
     Fixed charges                                                      357        625     17,056     21,350     62,110      10,720
Minus
     Interest capitalized                                                 -          -        230        435        464         129
                                                                 ------------------------------------------------------- -----------
Total Earnings                                                     $ 14,825   $ 40,861   $ 76,907   $126,022   $225,454    $ 48,837
                                                                 ======================================================= ===========

Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends                                           41.53      65.38       4.51       5.90       3.63         4.56
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